Philips announces agreement to acquire Indal to strengthen leading position in professional lighting

June 29, 2011

Amsterdam, the Netherlands and Valladolid, Spain – Royal Philips Electronics (AEX: PHI, NYSE: PHG), today announced that it has entered into an agreement to acquire Indal, a leading Spanish professional luminaires company mainly focused on outdoor lighting solutions. The acquisition will fuel Philips’ growth in professional lighting solutions and create a platform to further strengthen Philips’ market position in Europe. Upon closing of the transaction, subject to regulatory approvals and other conditions, Indal will become a part of the Professional Luminaires business of Philips Lighting. Financial details of the acquisition were not disclosed.

“Philips works with its customers to deliver total lighting solutions that control light to create functional, beautiful and safe environments, enabling people to experience light in a whole new way,” said Marc de Jong, General Manager Professional Luminaires at Philips Lighting. “Indal’s capabilities in delivering lighting solutions make it a natural fit with Philips, further strengthening our ability to offer our customers integrated and high-value options for professional lighting.”

“Indal and Philips have always had an excellent relationship – now with this agreement, we will join forces, pooling our technologies, our experienced teams and best practices to strengthen our joint capabilities and lead the LED revolution, offering further value to our customers”, said Sebastian Arias, CEO and Chairman of the Board of Indal.

The acquisition of Indal is a step further in Philips’ ambition to grow its presence in professional lighting solutions, creating a platform to expand its capabilities to deliver lighting solutions and lead the transition to energy-efficient LED-based lighting applications.

Indal was established in 1950 as a lighting company and employs approximately 1,000 people over 11 countries, with sales of EUR 156 million in 2010. The company designs, develops and manufactures lighting solutions for professional markets including road, industrial and floodlighting applications. The company also has a strong competitive position in LED technology solutions. The company is headquartered in Valladolid, Spain and has a distribution presence in over 60 countries worldwide.

For more information, please contact:
Joost Akkermans
Philips Corporate Communications
Tel: +31 20 59 77406
Email: joost.akkermans@philips.com

Angeles Barrios
Philips Corporate Communications Spain
Tel: +34 91 56 69 040
Email: angeles.barrios@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs about 117,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.3 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.